Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10385
ETF Growth and Income Nov. ‘22
(the “Trust”)
CIK No. 1940514 File No. 333-267527

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the Trust’s final portfolio includes significant exposure to theme-based ETFs, sectors or industries, please specify and add appropriate risk disclosure to the Trust’s prospectus.

Response:The Trust confirms it will add appropriate disclosure to the Trust’s prospectus if the Trust’s final portfolio contains significant exposure to theme-based ETFs, sectors or industries.

2.The Staff notes that the disclosure states that the research department focused on fixed income ETFs with a short duration. Please define short duration and provide an example.

Response:The Trust notes that for this portfolio there is not a focus on ETFs with a short duration. As such, the above referenced disclosure will be removed from the prospectus.

3.If any of the ETFs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

4.Please revise the “Financials” risk factor to be more tailored to the banking industry given that the selection criteria states that the research department selected equity ETFs that provide exposure to the banking industry.

Response:The Trust confirms the disclosure will be revised in accordance with the Staff’s comment.

5.Please consider updating the “Brexit Risk” to disclose the recent decline of the British pound if the Trust will have significant investments in U.K. companies.

Response:In accordance with the Staff’s comment, the Brexit Risk” has been revised as follows:

Post-Brexit Risk. The United Kingdom’s official departure from the European Union (commonly referred to as “Brexit”) led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. Given the size and importance of the United Kingdom’s economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the post-Brexit trade guidelines. The economic fallout of Brexit combined with political turmoil within the office of the prime minister, staggering inflation, stagnant wages and wavering fiscal policies, continues to push the United Kingdom’s economy into a state of crisis. In addition, depreciation of the British pound sterling and/or the euro in relation to the U.S. dollar following Brexit may adversely affect investments denominated in the British pound sterling and/or the euro.

It is not currently possible to determine the extent of the impact that Brexit may have on the Trust’s investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust’s investments.

6.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon